


SEC MAIL PROCESSING
RECEIVED
MAR - 1 2007
WASH. D.C. 213 SECTION

SECURITIES [illegible] N
Washington, D.C. 20549

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SEC FILE NUMBER
8-48535

ANNUAL AUDITED REPORT FORM X-17A-5 PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2006 (MM/DD/YY) AND ENDING December 31,2006 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Leerink Swann & Co., Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

One Federal Street
(No. and Street)

Boston	**MA**	**02110**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Stephen Zak **212.277.6069**
(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Ernst & Young LLP
(Name – *of individual, state last, first, middle name*)

200 Clarendon Steet	**Boston**	**MA**	**02116**
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Stephen Zak, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statements and supporting schedules pertaining to the firm of Leerink Swann & Co., Inc. as of December 31, 2006, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:



Signature

CFO, Financial and Operations Principal

Title



Notary Public

Jillian Fitzgerald, Notary Public
My Commission expires 7/17/2009

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Cash Flows.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (I) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☒ (o) Independent auditor's report on internal control.
- ☐ (p) Schedule of segregation requirements and funds in segregation – customers' regulated commodity futures account pursuant to Rule 171-5.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Leerink Swann & Co., Inc.

Statement of Financial Condition

December 31, 2006

Contents

ERNST & YOUNG

Ernst & Young LLP
200 Clarendon Street
Boston, Massachusetts 02116-5072

Phone: (617) 266-2000
Fax: (617) 266-5843
www.ey.com

Report of Independent Registered Public Accounting Firm

The Board of Directors and Stockholder
Leerink Swann & Co., Inc.

We have audited the accompanying statement of financial condition of Leerink Swann & Co., Inc. as of December 31, 2006. This statement of financial condition is the responsibility of the Company's management. Our responsibility is to express an opinion on this statement of financial condition based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. We were not engaged to perform an audit of the Company's internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition, assessing the accounting principles used and significant estimates made by management, and evaluating the overall statement of financial condition presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Leerink Swann & Co., Inc. at December 31, 2006, in conformity with U.S. generally accepted accounting principles.

Ernst & Young LLP

ERNST & YOUNG LLP

February 26, 2007

Leerink Swann & Co., Inc.

Statement of Financial Condition

December 31, 2006

Assets	
Cash and cash equivalents	$ 6,235,539
Deposit with clearing organization	250,158
Receivable from clearing organization	16,965,727
Other trade receivables	8,695,316
Notes receivable from employees, net of reserve of $671,722	1,269,170
Derivative instruments, at fair value	18,468
Marketable securities, at market value	1,281,210
Non-marketable securities, at fair value	914,480
Due from Parent	837,354
Advances to employees	563,104
Prepaid expenses and other assets	866,576
Furniture, equipment, and leasehold improvements, net	2,426,564
Goodwill	623,026
Total assets	$ 40,946,692
Liabilities and stockholder's equity	
Liabilities:	
Securities sold, not yet purchased, at market value	$ 323,450
Accrued compensation, employee benefits and payroll taxes	3,819,730
Accounts payable and accrued expenses	3,182,289
Payable to clearing organization	80,915
Deferred rent	866,880
Note payable	138,000
Net deferred state tax liability	1,477,000
	9,888,264
Commitments and contingencies	–
Subordinated borrowings	5,000,000
Stockholder's equity:	
Common stock, authorized 8,000,000 shares, $.01 par value 4,992,500 shares issued and outstanding	49,925
Additional paid-in capital	6,407,885
Retained earnings	19,600,618
Total stockholder's equity	26,058,428
Total liabilities and stockholder's equity	$ $40,946,692

See accompanying notes.

Leerink Swann & Co., Inc.

Notes to Statement of Financial Condition

December 31, 2006

1. Accounting Policies

Organization and Nature of Business

Leerink Swann & Co., Inc. (the Company) is registered with the Securities and Exchange Commission (SEC) as a securities broker/dealer under Section 15(b) of the Securities Exchange Act of 1934 and is a member of the National Association of Securities Dealers, Inc. The Company is a wholly-owned subsidiary of Leerink Swann Massachusetts Business Trust (Parent or Trust), which was formed December 31, 2001. As a non-clearing broker, all customer transactions are cleared on a fully disclosed basis through an unrelated third party clearing firm, which is also a registered broker/dealer.

Use of Estimates

The preparation of the statement of financial condition in conformity with generally accepted accounting principles in the United States requires management to make estimates and assumptions that affect the amounts reported in the statement of financial condition and accompanying notes. Management believes that the estimates utilized in preparing its statement of financial condition are reasonable and prudent. Actual amounts could differ from those estimates.

Cash and Cash Equivalents

The Company has defined cash equivalents as highly liquid investments, with original maturities of less than ninety days that are not held for sale in the ordinary course of business.

Deposits with Clearing Organizations

Cash and securities are kept on deposit with various clearing organizations and represent the minimum balance required to be maintained in order to utilize various clearing brokers. This cash and securities balance is subject to withdrawal restrictions such that the Company would be prohibited from doing business with the clearing brokers if the minimum cash balance on deposit is not maintained.

Securities

Marketable securities are valued at quoted market value. At December 31, 2006, all marketable securities owned were equity securities. Non-marketable securities are recorded at fair value as determined by management based upon information provided by third parties familiar with such financial instruments.

1. Accounting Policies (continued)

Derivative Instruments

The Company records all derivatives at fair value. The fair value of warrants to purchase stock of public companies is determined using the Black-Scholes model, as the fair value of the warrants is not available through published sources. The Company has discounted the estimated value of the warrants calculated using Black-Scholes based on considerations for liquidity, SEC registration, volatility and lack of substantial operating histories of these companies.

Notes Receivable from Employees and Advances to Employees

Notes receivable from employees represent loans to brokers in anticipation of their continued employment and generation of commission revenue in accordance with each specific agreement. The notes are not collateralized and may be forgiven at some future date upon reaching specified productivity goals. Certain loans provide for interest at a fair market rate and are presented as notes receivable. Loans or draws not supported by notes and interest are included as advances to employees. The notes and advances are amortized based upon the attainment by the employee of certain pre-established economic goals. The Company establishes a bad debt reserve for notes and advances to employees when collection is considered by management to be doubtful, primarily in cases when the employee has left the Company before the note or advance had been fully amortized.

Furniture, Equipment, and Leasehold Improvements

Furniture, equipment and leasehold improvements are carried at cost less accumulated depreciation and amortization. Depreciation is recorded on a straight-line basis over the estimated useful lives of the assets ranging from three to seven years for furniture and computers. Leasehold improvements are amortized over the remaining lease term.

Goodwill

Goodwill is not amortized but is reviewed on an annual basis for impairment. The effect of any impairment is recorded in the period that it is determined to be impaired. For the year ended December 31, 2006, it has been determined that there was no impairment of goodwill.

Securities Transactions and Commissions

Securities transactions are recorded on a trade date basis, net of capital commitments. Customers' securities transactions are recorded on a settlement date basis on the records of the clearing broker.

1. Accounting Policies (continued)

Stock-Based Compensation

The Company has historically accounted for share-based payments to employees in accordance with Accounting Principles Board Opinion No. 25, *Accounting for Stock Issued to Employees* (APB 25). Effective January 1, 2006, the Company adopted the "prospective transition" alternative method outlined in Statement of Financial Accounting Standards (SFAS) 123(R), *Accounting for Stock-Based Compensation.* Under the "prospective transition" method, only new awards (or awards modified, repurchased, or cancelled after the effective date) are accounted under the provisions of this statement.

Deferred Rent

Lease incentives are deferred and amortized as a reduction to rent expense over the term of the lease, on a straight-line basis. The difference between cash paid and rent expense is recorded as deferred rent.

Income Taxes

Under the provisions of the Internal Revenue Code, the Company is an S Corporation which provides that, in lieu of federal corporate income taxes, the stockholders are taxed on their proportionate share of the taxable income. For state income tax purposes, the Company is organized as a Massachusetts business trust, and, as a result, is subject to tax on the Trust and the Company's Massachusetts taxable income. The Company is charged or credited through intercompany accounts for its proportionate share of Massachusetts state income taxes.

The Company accounts for income taxes in accordance with SFAS No. 109, *Accounting for Income Taxes*, which requires an asset and liability approach to financial accounting and reporting for income taxes. Deferred state income tax assets and liabilities are computed annually for differences between the financial statements and tax bases of assets and liabilities that will result in taxable or deductible amounts in the future based on enacted tax laws and rates applicable to the periods in which the differences are expected to affect state taxable income. Deferred state income taxes have been recorded to reflect the differences between the tax bases of assets and liabilities and their financial reporting amounts.

1. Accounting Policies (continued)

Recent Accounting Pronouncement

In September 2006, SFAS No. 157, *Fair Value Measurements*, is effective for fiscal years beginning after November 15, 2007. This statement defines fair value, establishes a framework for measuring fair value and expands disclosures about fair value measurements. Management is currently evaluating the potential impact of this statement on the financial position of the Company.

2. Furniture, Equipment and Leasehold Improvements

At December 31, 2006, furniture, equipment and leasehold improvements, summarized by major classification, were as follows:

Furniture	$ 365,592
Equipment	2,094,837
Leasehold improvements	2,869,063
	5,329,492
Less: Accumulated depreciation and amortization	(2,902,928)
	$ 2,426,564

3. Note Payable

The Company entered into an agreement with a third party to provide funding to the Company through a deferred compensation arrangement, structured as a note in the amount of $138,000. The third party serves as a trustee of the Trust and a director of the Company. The Company recorded the liability as the Trust disbursed the amount of the note, in cash, to the Company. The agreement provides that no principal repayment is required until 2012 and the note bears interest at a rate of 7 percent.

4. Subordinated Borrowings

On December 26, 2006, the Company borrowed $5,000,000 under an existing revolving subordinated debt agreement with a major financial institution. The maturity date of the revolver is December 27, 2007 and interest is based upon LIBOR.

Subordinated borrowings are available in computing net capital under the SEC's uniform net capital rule. To the extent that such borrowings are required for the Company's continued compliance with minimum net capital requirements, they may not be repaid.

5. Distributions to Stockholder

The Company may make annual distributions to the stockholder based on the previous year's taxable income. During 2006, the Company did not make any distributions.

6. Stock-Based Compensation Plans

During 2001, the Company adopted the Incentive Stock Option Plan under which options have been granted to employees of the Company to purchase shares of the Company's common stock at prices determined by the Company's Trustees. As a result of the formation of the Trust, upon exercise of the options, employees would receive units of the Trust in lieu of shares in the Company. Options generally vest over a five-year period and expire ten years from the date of grant, with the majority of the options expiring in the year 2011.

For stock option awards issued after December 31, 2005, the Company has elected to use the Black-Scholes model to determine the weighted average fair value of the stock option award. In addition, SFAS 123(R) requires companies to utilize an estimated forfeiture rate. As a result, the Company has applied an estimated forfeiture rate of 5% in fiscal 2006.

The assumptions used in connection with the option-pricing model were as follows for 2006:

Dividend Yield	0.84%
Expected Volatility	41.00%
Risk-free interest rate	5.00%
Expected option lives (in years)	4.08

In 2006, the Company received $60,756 from employees for options exercised and netted $9,660 against the purchase price of shares from employees due to options exercised by those employees.

6. Stock-Based Compensation Plans (continued)

The following table summarizes the status of the Company's stock option plan as of December 31, 2006:

	Units	Weighted Average Exercise Price
Outstanding at December 31, 2005	1,218,268	$ 1.82
Granted	42,763	$ 4.75
Exercised	(51,040)	$ 1.37
Forfeited	(9,060)	$ 1.37
Outstanding at December 31, 2006	1,200,931	$ 1.94
Options vested at December 31, 2006	600,250	

The range of exercise prices for options outstanding at December 31, 2006 is $1.35 – $4.75.

During 2003, the Trust adopted the 2003 Restricted Share Plan, under which stock awards are granted to employees of the Company at no cost to the employee. As a result of the formation of the Trust, employees would receive units of the Trust in lieu of shares in the Company. Awards vest over a three-year period. Since adoption of the plan, 2,200,621 units have been awarded to employees, of which, the equivalent of 1,109,105 units have vested and 431,888 units have been forfeited. The fair value of the restricted stock awards, from June 2003 through December 2006, was derived using a comparable analysis model. This estimated fair value was approved by the Administrative Oversight Committee. The fair value of the restricted stock awards granted during 2006 was $4.75 per share.

Restricted stock awards and related activity consisted of the following for the year ended December 31, 2006:

	Units	Weighted-Average Fair Value at Grant Date
Outstanding at December 31, 2005	1,097,238	$3.68
Granted	53,421	$4.75
Vested	(515,743)	$3.10
Forfeited	(30,559)	$2.06
Outstanding at December 31, 2006	604,357	$4.35

7. Profit Sharing and Retirement Plan

The Company maintains a qualified defined contribution profit sharing plan for essentially all full-time employees under which the Company makes a contribution out of available profits. This plan allows employees to reduce their salary under Internal Revenue Code section 401(k).

8. Deferred Compensation Plan

Effective December 31, 2005, the Company implemented a deferred compensation plan. This is a non-qualified plan under Internal Revenue Code section 401(k). This plan allows for participants to defer a portion of their compensation into the plan. The value of assets contributed to the Plan by the Company was $1,975,693 as of December 31, 2006.

9. Concentration of Credit Risk

The Company occasionally maintains deposits in excess of federally insured limits. The Company derives most of its income through commissions paid by customers on transactions executed through Pershing Corporation (Pershing). The Company maintains its temporary cash investments with high credit quality financial institutions. Customer commissions receivable from Pershing are available to the Company daily.

10. Commitments and Contingencies

The Company leases office facilities, equipment and vehicles under various non-cancelable operating leases. The leases for the office space requires minimum annual rental payments and clauses for operating costs adjustments.

10. Commitments and Contingencies (continued)

Future minimum aggregate annual rental commitments under these non-cancelable leases for the years ending December 31 are as follows:

2007	$ 3,653,525
2008	3,407,181
2009	3,215,490
2010	2,181,278
2011	520,770
Thereafter	–
	$ 12,978,244

The Company has been named as a defendant in various legal actions arising from its normal business activities in which varying amounts are claimed. Although the amount of any ultimate liability with respect to those matters cannot be determined, in management's opinion, based upon the opinions of counsel, any such liability will not have a material impact on the Company's financial position.

11. Net Capital Requirements

The Company is subject to the Uniform Net Capital requirements of the SEC under Rule 15c3-1. The SEC requirements also provide that equity capital may not be withdrawn or cash dividends paid if certain minimum net capital requirements are not met. At December 31, 2006, the Company had net capital of $3,394,834, which was $2,394,834 in excess of the amount required to be maintained at that date.

Under the clearing arrangement with the clearing broker, the Company is required to maintain certain minimum levels of net capital and comply with other financial ratio requirements. At December 31, 2006, the Company was in compliance with all such requirements.

12. Income Taxes

Deferred state tax assets and liabilities as of December 31, 2006 consisted of the following:

Deferred tax liability	
Accrual to cash adjustments	$ 1,639,000
Deferred tax assets	
Unrealized gains/losses	16,000
Depreciation	118,000
Loss carryforwards	148,000
Valuation Allowance	(120,000)
Total deferred tax assets	162,000
Net deferred state tax liability	$ 1,477,000

At December 31, 2006, the Company had a Massachusetts capital loss carryforward of approximately $500,000 that can be used against capital gains and certain interest and dividend income in future years. There is currently no expiration date for this carryforward and the Company expects to utilize these losses in a future period.

At December 31, 2006, the Company had a Massachusetts net operating loss carryforward of approximately $2,600,000 that will expire in 2008. The Company has recorded a full valuation allowance against its net operating loss carryforward, as of December 31, 2006, because the future realizability of such assets is it is more likely than not that the assets will not be realized in the future.

13. Subsequent Event

On February 1, 2007, the Company repaid the outstanding principal on the subordinated borrowings, plus accrued interest, in the amount of $5,048,229.